

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
I-Hung (Nigel) Liu
Chief Financial Officer
Actions Semiconductor Co., Ltd
No. 1, Ke Ji Si Road
Zhuhai, Guangdong, 519085
The People's Republic of China

> **Re: Actions Semiconductor Co., Ltd**
> **Amendment No. 3 to Schedule TO-I**
> **Filed September 26, 2014**
> **File No. 005-81375**

Dear Mr. Liu:

We have reviewed your filing and have the following comment.

<u>General</u>

1. We note your response to prior comment 2. While not necessarily agreeing with your analysis regarding the availability of Tier II as set forth in Rule 13e-4(i), we have determined not to pursue the prompt payment issue further at this time. We reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

    You may contact me at (202) 551-3503 if you have any questions.

                                    Sincerely,

                                    /s/ David L. Orlic

                                    David L. Orlic
                                    Special Counsel
                                    Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Jen J. Huang, Esq.
        Fenwick & West LLP